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                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                             RAIN CALCINING LIMITED
        ...............................................................
                           (Name of foreign company)

                        HOUSTON INDUSTRIES INCORPORATED
 ................................................................................
   (Name of filing company, if filed on behalf of a foreign utility company)

Item 1

     The name of the entity claiming foreign utility status is Rain Calcining Limited, an Indian corporation ("RAIN"), the business address of which is 38 Srinagar Colony, Hyderabad 500073, India. RAIN will generate electricity to be transmitted for sale at retail to industrial customers in the State of Andhra Pradesh, India. Any electric energy not sold to industrial customers will be sold at wholesale to the Andhra Pradesh State Electricity Board (the "APSEB"). Set forth below is a description of the facilities to be owned and/or used by RAIN for the generation, transmission, and distribution of electric energy for sale:

     RAIN will own and operate a petroleum coke calcination facility, the waste gases from which will be used to fuel a heat recovery steam generator. The steam output of the heat recovery steam generator, combined with steam produced from a fluidized bed petroleum coke boiler, will be used to power a steam turbine generator with a maximum net power production capacity of approximately 49 megawatts. All of the transmission facilities required to interconnect RAIN with the APSEB will be owned and operated by the APSEB.

     As of the date of this notification, 65.3% of the voting stock of RAIN is owned by Houston Industries Energy - Rain, Inc., a Mauritius company ("HIE-RAIN"). It is contemplated that upon (1) receipt of all capital contributions, and (2) the initial public offering of certain shares in RAIN on the Indian stock markets, HIE-RAIN will own approximately 20% of the voting stock of RAIN.

Item 2

     The name of the domestic associate public-utility company is Houston Lighting & Power Company, a Texas corporation ("HL&P"), and its holding company is Houston Industries Incorporated, a Texas corporation ("HI"). HI owns all of the outstanding voting stock of HL&P and Houston Industries Energy, Inc., a Delaware corporation ("HI Energy"). HI Energy owns

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all of the outstanding voting stock of Houston Industries Energy - India, Inc., a Mauritius company ("HIE-INDIA") and HIE-INDIA owns all of the outstanding voting stock of HIE-RAIN. The sole asset of HIE-RAIN is its investment in RAIN. No portion of the purchase price for the shares held by HIE-RAIN in RAIN was paid by HL&P.

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Exhibit 99.A

     1. The certification of the State of Texas required under Section 33(a)(2) of the Public Utility Holding Company Act of 1935, as amended.

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                                   SIGNATURE


  The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                              HOUSTON INDUSTRIES INCORPORATED



                              By:       /s/ MARY P. RICCIARDELLO
                                  --------------------------------------------
                                  Mary P. Ricciardello
                                  Comptroller and Principal Accounting Officer


Date:  February 13, 1996

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